EXHIBIT 21

SUBSIDIARIES OF REGISTRANT

Significant Subsidiaries

Company	Jurisdiction of Incorporation	Percentage of Voting Securities Owned by Registrant	Number of US subsidiaries	Number of Non-US subsidiaries
Omnicom APIMA Holdings Limited	Hong Kong	100%	—	64
Omnicom Capital Inc.	Connecticut	100%	1	5
Omnicom Europe Limited	United Kingdom	100%	4	434
Omnicom Finance Holdings plc	United Kingdom	100%	—	2
Omnicom Capital Holdings plc	United Kingdom	100%	1	4
Omnicom Group (Asia Pacific) Pte. Ltd.	Singapore	100%	—	33
BBDO Worldwide Inc.	New York	100%	24	149
DDB Worldwide Communications Group LLC	New York	100%	9	33
TBWA Worldwide Inc.	New York	100%	5	17
DAS Holdings Inc.	Delaware	100%	52	8
Omnicom Media Group Holdings Inc.	Delaware	100%	22	7